November 4, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      PHL Variable Accumulation Account
         PHL Variable Insurance Company
         Post-effective Amendment No. 1
         File Nos. 333-123040 and 811-08914

To the Commission Staff:

Pursuant to Rule 473 under the Securities Act of 1933, the captioned Registrant is filing this amendment for the sole purpose of delaying the effectiveness of Post-effective Amendment No. 1 filed with the Securities Exchange Commission ("the Commission") on September 7, 2005.

The Registrant hereby amends the captioned Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a) may determine.

We acknowledge that:
(1) we are responsible for the adequacy and accuracy of the disclosure in the filings;
(2) staff comments from the Commission and changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not preclude the Commission from taking any action with respect to the filing; and
(3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments concerning this submission to the undersigned at (860) 403-5862.

Very truly yours,



/s/ Joseph P. DeCresce
----------------------
Joseph P. DeCresce, Counsel
The Phoenix Companies, Inc.